CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Autocallable Optimization Securities with Contingent Protection	$ 12,832,570	$ 504.32
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated February 28, 2008)

Autocallable Optimization Securities with Contingent Protection

Linked to the S&P 500® Index

Tactical Strategy for Flat or Bullish Markets

UBS AG $12,832,570 Securities linked to the S&P 500® Index due March 16, 2009

Investment Description

Autocallable Optimization Securities with Contingent Protection (the “Securities”) are securities issued by UBS AG (“UBS”) linked to the performance of the S&P 500® Index (the “Index”). The Securities are designed for investors who believe that the level of the S&P 500® Index will increase during the Observation Period. The Securities will be called automatically if the Index closes at or above the Index Starting Level on any Observation Date. Investors must be willing to risk losing up to 100% of their principal amount if the Securities have not been called, the Index closes below the Trigger Level on any trading day during the Observation Period and the Index Return is negative. Investors will receive a positive return on their Securities only if the Index closes at or above the Index Starting Level on any Observation Date, including the Final Valuation Date.

Features
☐	Exposure to Positive Call Return — The Securities will be called and you will receive a positive return on your investment if the closing level of the Index on any Observation Date is at or above the Index Starting Level.
☐	Contingent Principal Protection — The Securities provide limited principal protection only if the Index never closes below the Trigger Level on any trading day during the Observation Period, and you hold the Securities to maturity.
☐	Diversification — The Securities provide diversification within the equity portion of your portfolio through exposure to the S&P 500® Index.

Key Dates

Trade Date	March 10, 2008
Settlement Date	March 13, 2008
Final Valuation Date*	March 11, 2009
Maturity Date*	March 16, 2009
*	Subject to postponement in the event of a market disruption event, as described in the Autocallable Optimization Securities with Contingent Protection product supplement.
Security Offering

These terms relate to Securities linked to the S&P 500® Index. The Securities are offered at a minimum investment of 100 Securities at $10.00 per Security (representing a $1,000 investment), and integral multiples of $10.00 in excess thereof.

Underlying Index	Call Return (annualized)	Index Starting Level	Trigger Level	CUSIP	ISIN
S&P 500® Index	19.75%	1273.37	1018.70	902644160	US9026441603

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms set forth in the Autocallable Optimization Securities with Contingent Protection (AOS CP) product supplement relating to the Securities, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-11 of the AOS CP product supplement relating to the Securities for risks related to an investment in the Securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Securities	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
S&P 500® Index	$12,832,570	$10.00	$160,407	$0.125	$12,672,163	$9.875

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated March 10, 2008

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an index supplement for various securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Securities that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement dated February 28, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000114/v101668-690107_424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Autocallable Optimization Securities with Contingent Protection” or the “Securities” refer to the Securities that are offered hereby. Also, references to the “AOS CP product supplement” mean the UBS product supplement, dated February 28, 2008, references to the “index supplement” mean the UBS index supplement, dated August 27, 2007 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if:

♦	You believe the Index will not close below the Trigger Level on any trading day during the Observation Period
♦	You believe the Index will close at or above the Index Starting Level on one of the specified Observation Dates, including the Final Valuation Date
♦	You are willing to hold Securities that will be called on any Observation Date on which the Index closes at or above the Index Starting Level, or you are otherwise willing to hold the Securities to maturity
♦	You believe the Index will remain stable for the term of the Securities and will close at or above the Index Starting Level on the Final Valuation Date
♦	You are willing to make an investment whose return is limited to the specified Call Return, an annualized return of 19.75%
♦	You do not seek current income from this investment and are not seeking an investment for which there will be an active secondary market

The Securities may not be suitable for you if:

♦	You believe the Index will close below the Trigger Level on at least one trading day during the Observation Period and that at maturity the Index Return will be negative
♦	You seek an investment that is 100% principal protected
♦	You are not willing to make an investment in which you could lose up to 100% of your principal amount
♦	You seek an investment whose return is not limited to the specified Call Return, an annualized return of 19.75%
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to hold Securities that will be called on any Observation Date on which the Index closes at or above the Index Starting Level, or you are otherwise unable or unwilling to hold the Securities to maturity
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings
♦	You seek current income from your investment

Final Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per Security
Term	12 months, unless earlier called
Index	The S&P 500® Index (Bloomberg Symbol: SPX) (the “Index”)
Call Feature	The Securities will be called if the closing level of the Index on any Observation Date is at or above the Index Starting Level
Observation Dates	Quarterly June 10, 2008, September 10, 2008, December 10, 2008 and March 11, 2009
Call Settlement Dates	Three business days following the applicable Observation Date
Call Return	If the Securities are called, investors will receive on the applicable Call Settlement Date a cash payment per $10.00 principal amount of each Security equal to the Call Price for the applicable Observation Date. The Call Price is based upon the Call Return, an annualized return of 19.75%.
Observation Date	Accrued Call Return	Call Price (per $10.00)
June 10, 2008	4.938%	$10.49
September 10, 2008	9.875%	$10.99
December 10, 2008	14.813%	$11.48
Final Valuation Date (March 11, 2009)	19.75%	$11.98

Payment at Maturity (per Security)	If the Securities are not called and the Index closing level never closes below the Trigger Level on any trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to $10.00 per $10.00 principal amount Security.
If the Securities are not called and the Index closing level closes below the Trigger Level on any trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to:
$10.00 × (1 + Index Return);
Accordingly, you may lose all or a substantial portion of your principal at maturity, depending on how much the Index declines.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Trigger Level	1018.70 (80% of the Index Starting Level)
Observation Period	The period commencing on (and including) the Trade Date and ending on (and including) the Final Valuation Date.
Index Starting Level	The closing level of the Index on the Trade Date.
Index Ending Level	The closing level of the Index on the Final Valuation Date.

Determining Payment upon a Call or at Maturity

Accordingly, you may lose some or all of your principal at maturity, depending on how much the Index declines.

Hypothetical Examples of how the Securities perform

The examples below illustrate the payment upon a call or at maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions:

Principal Amount:	$10.00
Term:	12 months
Starting Level:	1273.37
Call Return:	19.75% per annum (or 4.9375% per quarter)
Observation Dates:	Quarterly
Trigger Level:	1018.70 (which is 80% of the Index Starting Level)

Example 1  —  Securities are Called on the First Observation Date

Index level at first Observation Date:	1400.71 (at or above Index Starting Level, Securities are called)
Call Price (per $10.00):	$10.49

Since the Securities are called on the first Observation Date, you will receive on the Call Settlement Date a total of $10.49 per $10.00 principal amount (4.938% total return on the Securities).

Example 2  —  Securities are Called on the Final Valuation Date

Index level at first Observation Date:	1180 (below Index Starting Level, Securities NOT called)
Index level at second Observation Date:	1060 (below Index Starting Level, Securities NOT called)
Index level at third Observation Date:	1100 (below Index Starting Level, Securities NOT called)
Index level at Final Valuation Date:	1300 (above Index Starting level, Securities are called)

Call Price (per $10.00):	$11.98

On the Call Settlement Date (which coincides with the maturity date in this example), you will receive a total of $11.98 per $10.00 principal amount (19.75% total return on the Securities).

Example 3  —  Securities are NOT Called

Index level at first Observation Date:	1200 (below Index Starting Level, Securities NOT called)
Index level at second Observation Date:	1150 (below Index Starting Level, Securities NOT called)
Index level at third Observation Date:	1160 (below Index Starting Level, Securities NOT called)
Index level at Final Valuation Date:	1175 (below Index Starting Level, Securities NOT called)

Settlement Amount (per $10.00):	$10.00

At maturity, you receive a total of $10.00 per $10.00 principal amount (0% total return on the Securities). The Securities are not called during the Observation Period and the Index never closes below the Trigger Level on any trading day during the Observation Period.

Example 4  —  Securities are NOT Called and the Index closes below the Trigger Level on any trading day during the Observation Period

Index level at first Observation Date:	1200 (below Index Starting Level, Securities NOT called)
Index level at second Observation Date:	950 (below Index Starting Level and Trigger Level, Securities NOT called)
Index level at third Observation Date:	1225 (below Index Starting Level, Securities NOT called)
Index level at Final Valuation Date:	1018.70 (below Index Starting Level, Securities NOT called)

Settlement Amount (per $10.00)	$10.00 × [1 + (Underlying Return)]
$10.00 × (1 – 20%)
$ 8.00

Since the Securities are not called and the Index has closed below the Trigger Level on any trading day during the Observation Period, at maturity you will receive a total of $8.00 per $10.00 principal amount (-20% total return on the Securities).

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	You may lose some or all of your principal — The Securities do not guarantee any return of principal at maturity. The return on the Securities depends on the Index increasing in value and you may lose some or all of your principal if the Securities are not called and the Index closes below the Trigger Level on any trading day during the Observation Period.
♦	The call feature limits your potential return — The appreciation potential of the Securities as of any Observation Date is limited to the specified Call Price, regardless of the performance of the Index. In addition, since the Securities could be called as early as the first Observation Date, the total return on the Securities could be minimal.
♦	There is a probability that the Securities will be called or that the Index will fall below the Trigger Level — If the Index has historically experienced significant volatility, there is a high probability that the Securities will be called or that the Index will fall below the Trigger Level during the Observation Period. As a result, you may lose some or all of your investment.
♦	No interest or dividend payments — You will not receive any interest payments on the Securities and you will not receive nor be entitled to receive any dividend payments or other distributions on the securities included in the Index.
♦	There may be little or no secondary market — The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you sell your Securities prior to maturity, you may have to sell them at a substantial discount.
♦	Owning the Securities is not the same as owning the Index — The return on your Securities may not reflect the return you would realize if you actually owned the Index. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Securities.
♦	Credit of issuer — An investment in the Securities is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Securities.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the dividend rate paid on the Index; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Index and/or over-the-counter options, futures or other instruments with return linked to the performance of the Index, may adversely affect the market price of the Index and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Index, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of the issuer, will determine the applicable stock and payment at maturity based on observed levels of such index in the market. The calculation agent can postpone the determination of the stock index or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the value of the Index or any component of the Index, such as an equity security or futures contract on a physical commodity, and therefore the market value of the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your tax situation.

The Standard and Poor’s 500® Index

The Standard and Poor’s 500® Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index,” the Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the Index, with the number of companies included in each group as of March 10, 2008 indicated below: Consumer Discretionary (87); Consumer Staples (39); Energy (36); Financials (92); Health Care (51); Industrials (56); Information Technology (71); Materials (28); Telecommunications Services (9); and Utilities (31).

The graph below illustrates the performance of the Index from 03/02/98 to 03/10/08. The closing level of the Index on March 10, 2008 was 1273.37.

Source: Bloomberg L.P.
Historical levels of the Index should not be taken as an indication of future performance.

What Are the Tax Consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-28 of the AOS CP product supplement and discuss the tax consequences of your particular situation with your tax advisor.

Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid cash-settled derivative contract with respect to the Index. If your Securities are so treated, you should generally recognize capital gain or loss upon the sale, call or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such gain or loss should generally be long term capital gain or loss if you have held your Securities for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-29, of the AOS CP product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-28, of the AOS CP product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has recently introduced a bill that, if enacted, would require holders of Securities purchased after the bill is enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Securities.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	422,254	362,705
Total Debt	422,254	362,705
Minority Interest(2)	6,160	5,291
Shareholders’ Equity	48,229	41,427
Total capitalization	476,643	409,424

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.85897 (the exchange rate in effect as of September 30, 2007).